May 14, 2014	Lorenzo Borgogni Member of the Firm d 212.969.4406 f 212.969.2900 lborgogni@proskauer.com www.proskauer.com

VIA EDGAR & OVERNIGHT COURIER

Christian Windsor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	RCS Capital Corporation Registration Statement on Form S-4 Filed March 25, 2014 File No. 333-194804 (Investors Capital Holdings, Ltd.)

Dear Mr. Windsor:

On behalf of RCS Capital Corporation, a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-194804) of the Company (the “Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 15, 2014.

For convenience of reference, each Staff comment contained in your April 15, 2014 comment letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you five courtesy copies of Amendment No. 1, filed by the Company on the date hereof, which are marked to reflect changes made to the Registration Statement filed with the Commission on March 25, 2014 (the “Marked Copies”). The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in the Company’s responses are to the pages of the Marked Copies. Terms used and not otherwise defined in this response letter that are defined in the Registration Statement have the meanings set forth in the Registration Statement. All references to “we,” “our” and “us” refer to the Company.

General

1.	Please make all changes that are applicable to this registration statement that you have made in response to our comments on your Form S-1 (333-193925).

We confirm that all changes applicable to the Registration Statement in response to the Staff’s comments on the Registration Statement on Form S-1 (File No. 333-193925) of the Company (the “Form S-1”) have been reflected in Amendment No. 1, and that, to the extent there are corresponding disclosures in Amendment No. 1, the disclosures are the same as the disclosures that will be included in Amendment No. 4 to the Form S-1.

The revisions to the disclosures in response to the comments included in your comment letter with respect to the Form S-1 dated May 9, 2014 (the “Pending Comment Letter”) are included under the following headings in the Registration Statement:

•	In response to your first comment in the Pending Comment Letter, we have revised the Risk Factors under the heading “RCAP has elected to take advantage of the ‘‘controlled company’’ exemption to the corporate governance rules for NYSE-listed companies, which could make RCAP Class A common stock less attractive to some investors or otherwise harm its stock price” on page 72.

•	In response to your second comment in the Pending Comment Letter, we have revised the Risk Factors under the heading “There are various conflicts of interest arising out of RCAP’s relationship with RCAP Holdings and RCS Capital Management, which could result in decisions that are not in the best interests of RCAP stockholders” on page 75.

•	In response to your third comment in the Pending Comment Letter, we have revised Management’s Discussion and Analysis of Financial Condition and Results of Operations in the “RCS Capital Corporation” section under the heading “Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012” on page 190.

•	In response to your fourth comment in the Pending Comment Letter, we have revised The Recent and Pending Acquisitions and Relationships and Related Parties in the “RCS Capital Corporation” section under the heading “The First Allied Acquisition” on pages 167 and 233.

•	In response to your fifth comment in the Pending Comment Letter, we have revised The Recent and Pending Acquisitions and Relationships and Related Parties in the “RCS Capital Corporation” section under the heading “The First Allied Acquisition” on pages 167 and 233.

•	In response to your sixth comment in the Pending Comment Letter, we have revised our presentation in Notes 30 and 35 on page F-23.

•	In response to your seventh comment in the Pending Comment Letter, we have revised the disclosure in notes 6 and 17 on pages F-87 and F-111.

Opinion of Financial Advisor to the Special Committee, page 91

2.	Please revise this section to describe the method used by the ICH special committee to select Cassel Salpeter. Please refer to Item 1015(b) of Regulation M-A.

This section has been revised (on page 109) to describe the method used by the ICH special committee to select Cassel Salpeter. Please also see page 95 in the “Background of the Merger” section.

3.	Please confirm that the fee discussed on page 96 represents the only material relationship between Cassel Salpeter and ICH during the prior two years. Please refer to Item 1015(b)(4) of Regulation M-A. Please also tell us about any material relationships between Cassel Salpeter and RCS or its affiliates.

The disclosure has been revised on page 109 to confirm the absence of any material relationships between Cassel Salpeter, on the one hand, and ICH, RCS and their respective affiliates, on the other hand, during the two years preceding the delivery of Cassel Salpeter’s opinion.

Material U.S. Federal Income Tax Consequences of the Merger, page 126

4.	Please file the tax opinions referenced in the first paragraph of this section.

The tax opinions referenced in the first paragraph of this section have been filed as Exhibits 8.1 and 8.2 to Amendment No. 1.

Material U.S. Federal Income Tax Consequences if the Merger Fails to Qualify as a Reorganization, page 127

5.	Since counsel for ICH and RCS are both providing opinions that conclude that the merger will qualify as a reorganization under Section 368(a) of the Code, please tell us, with a view towards revised disclosure, why you concluded that this section was necessary. Are there specific factors that make counsel unable to provide clean opinions? Revise this section to explain any factors that might cause the tax treatment of the merger to be unsettled, describe the impact of those factors on the opinions received, and consider appropriate revisions to the Risk Factors.

This section has been deleted. Please see page 141.

* * * * *

We thank you for your prompt attention to this letter responding to the Staff’s comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to Lorenzo Borgogni at (212) 969-4406 or James Gerkis at (212) 969-3135.

Sincerely,

/s/ Lorenzo Borgogni

cc: James P. Gerkis